                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 7)(1)

                           IKON Office Solutions, Inc.
                           ---------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    451713101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 2 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,456,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,456,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,456,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 3 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,456,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,456,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,456,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 4 of 13 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,456,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,456,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,456,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 5 of 13 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment  No. 7 ("Amendment  No. 7") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  7 amends  the
Schedule 13D as specifically set forth.

      Item 4 is hereby amended to add the following:

      On October  12,  2007,  Steel  Partners II and the Issuer  entered  into a
Confidentiality Agreement pursuant to which Steel Partners II has agreed to keep confidential  certain information  furnished to it by the Issuer that will allow
Steel Partners II and the Issuer to engage in discussions about steps the Issuer could  take  to  enhance  shareholder  value  and  review  the  feasibility  and appropriateness of a recapitalization  plan for the Issuer previously  suggested by Steel Partners II or any similar or comparable transaction.  The agreement is not in connection  with any proposal by Steel Partners II to acquire the Issuer.
Steel  Partners II also agreed that, for a period of six months from the date of the agreement, it will not, and will cause its affiliates not to, in any manner,

   o  acquire,  agree to acquire, or make any proposal (or request permission to make any  proposal)  to  acquire  any  securities  or assets of the Issuer
      (other than assets  transferred  in the ordinary  course of its business), unless such acquisition, agreement or making of a proposal shall have been expressly  first approved (or in the case of a proposal,  expressly  first invited) by the Issuer,

   o  except at the  specific  written  request of the Issuer,  propose to enter into, directly or indirectly, any merger,  consolidation,  share exchange, recapitalization,  business  combination or similar transaction  involving the Issuer or any of its subsidiaries,

   o  solicit proxies or consents from shareholders of the Issuer,

   o  form,  join or in any way  participate  in a "group" with respect to any voting securities of the Issuer or any of its subsidiaries,

   o  seek  to  include  any  matter  for   consideration   at  a  meeting  of
      shareholders of the Issuer,

   o  otherwise  act,  alone or in concert  with  others,  to seek to control or influence  the  management,  board of directors or policies of the Issuer, including  by  communicating  with  the  board of  directors,  management, employees  or  shareholders  of the Issuer to the effect that the board of directors  of the  Issuer  should  engage in a  strategic  transaction  or recapitalization  transaction  or  otherwise  with  respect  to  potential material  transactions  or  changes in  corporate  strategy  or  corporate governance, or

   o  disclose  any  intention,   plan  or  arrangement  inconsistent  with  the
      foregoing or assist,  advise or encourage any other person in doing any of the foregoing.

   The  parties  agreed  that the  foregoing  restrictions  will not apply under certain circumstances, including the following:

   o  the  restrictions  will not apply to any proposal by Steel  Partners II to acquire  any  securities  or  assets  of the  Issuer  made to the board of

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 6 of 13 Pages
----------------------                                    ----------------------

      directors  of the Issuer or  directly  to all of the  shareholders  of the
      Issuer,  in each case only after the board of  directors of the Issuer has made a  determination  to solicit  offers or proposals for the purchase of all or a material portion of the securities or assets of the Issuer,

   o  the restrictions  will not apply to any proposal by Steel Partners II that is made  confidentially by Steel Partners II, is not publicly disclosed by
      Steel  Partners II  (regardless  of whether any such public  disclosure is legally  required)  and is not  made  in such a way as to  require  public disclosure by the Issuer,

   o  the restrictions  will not apply to any proposal by Steel Partners II that is made  confidentially  in such a way as to not require public disclosure by the Issuer and the proposal is nevertheless  publicly  disclosed by the
      Issuer, and

   o  Steel  Partners II will be permitted  after  November 15, 2007 to nominate individuals for election as directors of the Issuer at the next meeting of shareholders of the Issuer held for the purpose of electing directors (the
      "Shareholders  Meeting") and to solicit  proxies and take other  specified action for the purpose of electing such nominees to the board of directors of the Issuer.

   The Issuer  agreed that the  Shareholders  Meeting shall not be held prior to
February 21, 2008 and that the deadline  for the  shareholders  of the Issuer to submit to the Secretary of the Issuer  nominations for the election of directors at the Shareholders Meeting will be not earlier than December 1, 2007. A copy of the  agreement is attached as an exhibit  hereto and is  incorporated  herein by reference.

      Item 7 is hereby amended to add the following exhibit:

      6.    Confidentiality  Agreement  between Steel Partners II, L.P. and IKON
            Office Solutions, Inc., dated October 12, 2007.

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 7 of 13 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2007             STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 8 of 13 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                             Page
      -------                                                             ----

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,          --
      L.P., Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,
      dated January 20, 2005 (previously filed).

2.    Letter  from  Steel   Partners  II,  L.P.  to  IKON  Office          --
      Solutions, Inc., dated June 29, 2007 (previously filed).

3.    IKON  Office  Solutions,   Inc.  Proposed  Recapitalization          --
      Presentation  of Steel  Partners II, L.P.,  dated June 2007
      (previously filed).

4.    Powers of Attorney (previously filed).                               --

5.    Letter  from  Steel   Partners  II,  L.P.  to  IKON  Office          --
      Solutions,  Inc.,  dated  September  17,  2007  (previously filed).

6.    Confidentiality  Agreement  between Steel Partners II, L.P.        9 to 13
      and IKON Office Solutions, Inc., dated October 12, 2007.

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 9 of 13 Pages
----------------------                                    ----------------------

                                                                October 12, 2007

                            CONFIDENTIALITY AGREEMENT
                            -------------------------

      Steel Partners II, L.P. (the "Interested  Party") has made a proposal with respect to the recapitalization of IKON Office Solutions,  Inc. (the "Disclosing
Party" and together  with the  Interested  Party,  the  "Parties").  The Parties
mutually  wish  to  review  the  feasibility  and   appropriateness  of  such  a
recapitalization or any similar or comparable  transaction (a  "Recapitalization
Transaction"),  in  light  of  other  strategic  alternatives  available  to the
Disclosing  Party. In this connection,  the Disclosing Party is prepared to make available to the Interested Party certain information relating to the Disclosing
Party (including potential strategic  transactions and possible  participants or counterparties  thereto)  which is  non-public,  confidential  or proprietary in nature  and  which  may be  disclosed  either in  written  form or  orally  (the
"Confidential Information").

      By execution of this letter agreement (this  "Agreement"),  the Interested
Party agrees to treat all Confidential Information confidentially and to observe the terms and  conditions  set forth  herein.  For  purposes of this  Agreement,
"Confidential  Information"  shall  include  all  information  relating  to  the
Disclosing  Party  (including  potential  strategic  transactions  and  possible participants or counterparties  thereto),  regardless of the form in which it is communicated  or maintained,  that is furnished to the  Interested  Party or its
Representatives  (as defined below) by or on behalf of the  Disclosing  Party in the  course  of  the  Parties'  mutual  review  of a  possible  Recapitalization
Transaction. The term "Confidential Information" shall also include all reports,
analyses,  notes,  compilations,   forecasts,  studies  or  other  documents  or
information  prepared by the Interested  Party or its  Representatives  that are based on, contain or reflect any Confidential  Information received by it or its
Representatives  ("Notes").  The term "Representatives"  shall include a Party's directors,  officers, employees,  partners,  affiliates,  subsidiaries,  agents, advisors,  lawyers,  accountants,  consultants,  financial  advisors,  potential
co-investors   and   financing   sources   of  the   Interested   Party  in  any
Recapitalization Transaction or other representatives.

      The term  "Confidential  Information"  does not  include  any  information relating to the  Disclosing  Party that (i) becomes  generally  available to the public  other  than as a  result  of a  breach  of this  Agreement  directly  or indirectly  by the  Interested  Party or its  Representatives  who received such information under the terms of this Agreement,  (ii) was or becomes available on a  non-confidential  basis from a source other than the Disclosing  Party or its
Representatives,  provided that the source of such  information was not known by the Interested Party to be bound by a  confidentiality  agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Disclosing
Party or (iii) has been  independently  acquired or developed by the  Interested
Party or its  Representatives  without  violating any of the  provisions of this
Agreement.

      Confidential  Information  received by the  Interested  Party will be used solely for the purpose of considering the feasibility and  appropriateness  of a
Recapitalization Transaction. The Interested Party may disclose the Confidential
Information  to its  Representatives  to the  extent  necessary  to permit  such
Representatives to assist it in its consideration  thereof,  provided,  however,
(1) that each such Representative  shall be bound by the terms of this Agreement to the same extent as if it was a party hereto and the Interested Party shall be responsible for any breach of this Agreement by any of its Representatives,  and
(2) the  Interested  Party will not disclose  any  Confidential  Information  to potential  co-investors or potential  financing  sources of the Interested Party without the Disclosing Party's prior written consent, which such written consent shall  not be  unreasonably  withheld.  Confidential  Information  may  also  be
disclosed  by  the  Interested   Party  to  any  regulatory   authority   having
jurisdiction over it as such regulatory authority may request.

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 10 of 13 Pages
----------------------                                    ----------------------

      Except as otherwise set forth  herein,  each Party agrees that it will not take any  action  or cause any  action to be taken  which  would  reasonably  be expected  to  create  a legal  obligation  for  either  Party  to make a  public announcement  regarding the possibility of a Recapitalization  Transaction.  The
Interested Party agrees that during the term of this Agreement,  it will not, as a result of knowledge or information obtained from the Confidential  Information in connection  with a possible  Recapitalization  Transaction or otherwise,  (i)
divert or attempt to divert any business, customer or supplier of the Disclosing
Party or (ii)  employ  or  attempt  to  employ or  divert  any  employee  of the
Disclosing  Party;  provided,  however,  that the Interested  Party shall not be prohibited  from (a)  employing  any such  employee who contacts the  Interested
Party  on  his or  her  own  initiative  and  without  any  direct  or  indirect solicitation by the Interested Party, (b) conducting  generalized  solicitations for  employees  (which  solicitations  are  not  specifically  targeted  at  the
Disclosing  Party's   employees)  through  the  use  of  media   advertisements,
professional  search  firms or  otherwise,  or (c) if the Parties  consummate  a
Recapitalization  Transaction pursuant to a definitive agreement that results in
the  Interested  Party  substantially   increasing  its  ownership  interest  in
Disclosing  Party  and the  Disclosing  Party  ceasing  to be  publicly  traded, employing such persons  connected with the Disclosing  Party in accordance  with such Recapitalization Transaction and in accordance with all applicable laws.

      The Interested  Party further agrees that, for a period of six months from the date  hereof,  it will not,  and will  cause its  affiliates  not to, in any manner,  (1)  acquire,  agree to  acquire,  or make  any  proposal  (or  request permission  to make any  proposal)  to acquire any  securities  or assets of the
Disclosing  Party (other than assets  transferred in the ordinary  course of its business), unless such acquisition, agreement or making of a proposal shall have been  expressly  first approved (or in the case of a proposal,  expressly  first invited) by the Disclosing  Party, (2) except at the specific written request of the Disclosing Party, propose to enter into, directly or indirectly, any merger, consolidation, share exchange, recapitalization, business combination or similar transaction  involving  the  Disclosing  Party or any of its  subsidiaries,  (3)
solicit proxies or consents from  shareholders of the Disclosing  Party (whether or not such  solicitation  is subject  to  Regulation  14A under the  Securities
Exchange Act of 1934),  (4) form,  join or in any way  participate  in a "group"
(within the meaning of Section 13(d)(3) of the Securities  Exchange Act of 1934)
with  respect to any voting  securities  of the  Disclosing  Party or any of its subsidiaries,  (5) seek to include any matter for  consideration at a meeting of shareholders  of the  Disclosing  Party,  (6) otherwise act, alone or in concert with others, to seek to control or influence the management,  board of directors or policies of the Disclosing Party,  including by communicating  with the board of directors,  management,  employees or shareholders of the Disclosing Party to the effect that the board of directors of the Disclosing  Party should engage in a strategic  transaction  or  recapitalization  transaction  or  otherwise  with respect to potential  material  transactions or changes in corporate strategy or
corporate   governance,   (7)  disclose  any  intention,   plan  or  arrangement
inconsistent  with the  foregoing or (8) assist,  advise or encourage  any other person in doing any of the foregoing.  Notwithstanding  anything to the contrary contained  in the  preceding  sentence,  (v) the  restrictions  contained in the preceding  sentence shall not apply to any proposal by the  Interested  Party to acquire any  securities or assets of the  Disclosing  Party made to the board of directors of the Disclosing  Party or directly to all of the shareholders of the
Disclosing  Party,  in each  case  only  after  the  board of  directors  of the
Disclosing Party has made a determination to solicit offers or proposals for the purchase  of all or a  material  portion  of the  securities  or  assets  of the
Disclosing Party, (w) the restrictions contained in the preceding sentence shall not apply to any proposal by the Interested Party that is made confidentially by the  Interested  Party,  is  not  publicly  disclosed  by the  Interested  Party
(regardless  of whether any such public  disclosure is legally  required) and is not made in such a way as to require public  disclosure by the Disclosing Party,
(x) the restrictions  contained in the preceding sentence shall not apply to any proposal by the Interested Party that is made confidentially in such a way as to not  require  public  disclosure  by the  Disclosing  Party and the  proposal is

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 11 of 13 Pages
----------------------                                    ----------------------

nevertheless publicly disclosed by the Disclosing Party (y) the Interested Party shall be permitted  after  November 15, 2007 to (A)  nominate  individuals  (the
"Interested  Party  Nominees") for election as directors of the Disclosing Party at the next meeting of shareholders of the Disclosing Party held for the purpose of electing directors (the "Shareholders Meeting"), (B) solicit proxies from the shareholders of the Disclosing  Party for the purpose of electing the Interested
Party  Nominees  at the  Shareholders  Meeting,  (C)  form,  join  or in any way participate  in a  "group"  (within  the  meaning  of  Section  13(d)(3)  of the
Securities  Exchange Act of 1934) with respect to the voting  securities  of the
Disclosing  Party or any of its  subsidiaries  for the purpose of  electing  the
Interested  Party  Nominees at the  Shareholders  Meeting,  and (D) disclose any intention, plan or arrangement and take any action in connection with any of the foregoing  and (z)  following  the  election  to the board of  directors  of the
Disclosing Party of any Interested Party Nominee,  such Interested Party Nominee may  take  any  action  contemplated  by the  preceding  sentence  in his or her capacity as a director of the Disclosing Party. The Disclosing Party agrees that the  Shareholders  Meeting shall not be held prior to February 21, 2008 and that the  deadline  for the  shareholders  of the  Disclosing  Party to submit to the
Secretary of the Disclosing  Party  nominations for the election of directors at the Shareholders Meeting shall be not earlier than December 1, 2007.

      In addition,  each Party agrees that it will not, and its  Representatives will not, make any disclosure that any discussions concerning a Recapitalization
Transaction have been held or are ongoing, that any Confidential Information has been  provided or received or that a possible  Recapitalization  Transaction  is being considered;  provided, however, that either Party may make such disclosure if such Party has received the advice of its counsel that such  disclosure  must be made in order that such Party not commit a  violation  of law or order of any court or governmental or regulatory authority and, to the extent practicable and permissible,  prior to such disclosure, such Party promptly advises and consults with the other Party and its legal counsel  concerning the information  proposed to be disclosed.  Notwithstanding anything to the contrary contained herein, the
Interested  Party will be permitted,  without prior notice or consultation  with the  Disclosing  Party and its legal  counsel,  to file with the  Securities and
Exchange  Commission  an  amendment  to its  Schedule  13D with  respect  to the securities of the  Disclosing  Party  disclosing  the material  contents of this
Agreement  and  including  as an  exhibit  thereto  an  executed  copy  of  this
Agreement.

      The  Interested  Party  understands  and  acknowledges  that  neither  the
Disclosing  Party nor any of its  officers,  directors,  employees,  affiliates, agents,  advisors or representatives (i) has made or makes any representation or
warranty,   expressed  or  implied,   as  to  the  accuracy,   completeness   or
reasonableness of the Confidential  Information or (ii) shall have any liability whatsoever  to it  relating  to or  resulting  from the use of the  Confidential
Information or any errors therein or omission  therefrom.  The Interested  Party agrees that it is not  entitled to rely on the accuracy or  completeness  of the
Confidential  Information  and that it will be  entitled  to rely  solely on the representations  and warranties  made in any definitive  agreement  entered into with respect to a Recapitalization Transaction.

      In the event that the Interested  Party or anyone to whom it transmits any
Confidential  Information  in  accordance  with this  Agreement  is requested or required by law,  regulation,  regulatory  authority or judicial or governmental order or in any court proceeding (by deposition,  interrogatories,  requests for information  or  documents,  subpoenas,  civil  investigative  demand or similar process),  to disclose any Confidential  Information,  the Interested Party will give the  Disclosing  Party prompt written notice of such request or requirement
(and, to the extent practicable and permissible,  before complying with any such request or requirement) so that the Disclosing Party may seek, at the Disclosing
Party's sole expense,  an  appropriate  protective  order or other remedy and/or waive compliance with the provisions of this Agreement, and the Interested Party will cooperate with the Disclosing Party to obtain such protective order. In any

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CUSIP No. 451713101                   13D                    Page 12 of 13 Pages
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event,  the  Interested  Party (or such other  persons  to whom such  request is directed) may,  without  liability  hereunder,  furnish only that portion of the
Confidential  Information which, based upon the written advice of the Interested
Party's  counsel,  is legally  required to be disclosed and, upon the Disclosing
Party's request and at its expense,  use its commercially  reasonable efforts to
obtain  assurances  that  confidential   treatment  will  be  accorded  to  such
information.

      The Interested Party agrees that upon the Disclosing  Party's request,  or in  the  event  that  the  Disclosing  Party  decides  not  to  proceed  with  a
Recapitalization  Transaction,  the  Interested  Party will promptly  destroy or redeliver to the Disclosing  Party all copies of the  Confidential  Information, destroy  all Notes,  delete  any  non-oral  information  incapable  of  physical delivery  (including,  but not limited to, Confidential  Information held on any computer or word  processor) and deliver to the  Disclosing  Party a certificate executed by a duly authorized  officer  indicating that the requirements of this sentence have been satisfied in full.  Notwithstanding  anything to the contrary contained in this paragraph,  the Interested Party and its  Representatives  are
permitted to retain such  Confidential  Information and Notes as is necessary to enable them to comply with any applicable document retention  requirements under applicable  law or  regulation  and to retain any computer  records and computer files containing any Confidential  Information and Notes if required pursuant to their current automatic archiving and backup procedures; provided, however, that
(1) such retention shall be solely for legal,  regulatory or archival  purposes, as the case may be, and (2) notwithstanding the immediately preceding paragraph, under no circumstances  may the Interested  Party or any of its  Representatives
publicly disclose any Confidential  Information or Notes that have been retained pursuant to this sentence (and the Interested  Party  specifically  acknowledges that the effect of this clause (2) is that the Interested Party may be prevented from taking certain  actions it otherwise  would be permitted to take under this letter if such actions would require public disclosure of retained information).
Notwithstanding the return, destruction or retention of Confidential Information and Notes,  the Interested Party will continue to be bound by its obligations of confidentiality and other obligations hereunder.

      Each Party  agrees  that  unless  and until a  definitive  agreement  with respect to any  Recapitalization  Transaction  has been executed and  delivered, neither of them will be under any legal  obligation of any kind  whatsoever with respect to such  Recapitalization  Transaction (other than as contained herein).
In addition,  each Party  expressly  understands  and agrees that nothing herein shall be deemed to limit or prevent the  Interested  Party's or its  affiliates'
activities  in the ordinary  course of business  (to the extent such  activities will not violate applicable securities laws or this Agreement),  including,  but not limited to, the investment or consideration for investment by the Interested
Party and its  affiliates  in any entity which is engaged in the same or related fields of  business  as those  engaged  (or  proposed  to be  engaged) in by the
Disclosing Party.

      The Interested  Party  recognizes and  acknowledges  the  competitive  and confidential nature of the Confidential  Information and that irreparable damage will result to the Disclosing Party if information  contained therein or derived therefrom is disclosed to any third party except as herein provided. The Parties agree that monetary  damages would not be a sufficient  remedy for any breach of this Agreement,  and that either Party shall be entitled to specific performance and injunctive or other equitable  relief as a remedy for any such breach by the other Party.  Each Party agrees that it will not oppose any  application  by the other Party for injunctive  relief.  The Parties further agree to waive,  and to use their  commercially  reasonable  efforts to cause their  Representatives  to waive,  any  requirements  for the securing or posting of any bond in connection with such remedy.

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CUSIP No. 451713101                   13D                    Page 13 of 13 Pages
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      In the event that any provision or portion of this Agreement is determined to be  invalid  or  unenforceable  for any  reason,  in whole  or in  part,  the remaining  provisions of this  Agreement  shall be unaffected  thereby and shall remain in full force and effect to the fullest  extent  permitted by  applicable law. The Parties'  obligations  under this  Agreement will expire two years from the date of this Agreement, except as otherwise explicitly stated above.

      This  Agreement  shall be  governed  by, and  construed  and  enforced  in accordance  with,  the  laws of the  State  of New York  without  regard  to the conflicts  of  laws  principles  thereof.  Each  Party  hereby  consents  to the exclusive  jurisdiction  of any  Federal  court or state  court  located  in the
Borough of Manhattan in the City of New York. Each Party hereby waives any right to a trial by jury of any dispute arising under or relating to this Agreement.

      Having  agreed  with  the  foregoing,   the  Parties  have  executed  this
Agreement,  which will  constitute  their entire  agreement  with respect to the matters set forth herein.

                                   Very truly yours,

                                   IKON Office Solutions, Inc.

                                   By: /s/ Matthew J Espe
                                       ------------------
                                       Name.  Matthew J Espe
                                       Title: Chairman & Chief Executive Officer

Agreed and Accepted

STEEL PARTNERS II, L.P.

By: Steel Partners, L.L.C., General Partner

/s/ Warren G. Lichtenstein
--------------------------
Name:  Warren G. Lichtenstein
Title: Managing Member